Filed by VISX, Incorporated

Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: VISX, Incorporated

Commission File No. 001-10694

This filing relates to the Agreement and Plan of Merger, dated as of November 9, 2004, as amended, by and among Advanced Medical Optics, Inc., Vault Merger Corporation (a wholly owned subsidiary of AMO) and VISX, Incorporated. On April 26, 2005, VISX announced its financial results for the first quarter of 2005. Portions of the press release announcing these results and related to the proposed merger follows:

VISX and Advanced Medical Optics Merger Update:

On April 25, 2005, VISX and Advanced Medical Optics, Inc. [NYSE: AVO] announced that they have each selected May 26, 2005, as the date for their respective special meetings of stockholders concerning their planned merger. (AMO’s annual meeting of stockholders will also be held on this date.) AMO and VISX expect the joint proxy statement/prospectus to be mailed to stockholders of AMO and VISX on or about April 27, 2005. Stockholders of record as of the close of business on April 14, 2005, of both companies will be entitled to vote at the respective special meetings. The transaction is expected to close shortly after the May 26, 2005, stockholders’ meetings.

8)	Q: What was the impact of merger-related expenses on EPS?

A: Merger-related expenses in Q1 2005 were approximately $650,000. No tax benefits were recorded on this expense. With 51,749,000 diluted shares outstanding, the $650,000 expense negatively impacted earnings by $0.01 cent.

Additional Information and Where You Can Find It:

AMO has filed a Registration Statement on Form S-4 with the SEC that includes a joint proxy statement/prospectus of VISX and AMO and other relevant materials in connection with the proposed transaction. The joint proxy statement/prospectus will be mailed to the stockholders of VISX and AMO. Investors and security holders of VISX and AMO are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about VISX, AMO and the proposed transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by VISX or AMO with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by VISX by contacting VISX Investor Relations at ir@visx.com or via telephone at (408) 773-7600. Investors and security holders may obtain free copies of the documents filed with the SEC by AMO at www.amo-inc.com or via telephone at (714) 247-8348. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

AMO and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of VISX and AMO in favor of the proposed transaction. Information about the directors and executive officers of AMO and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.

VISX and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AMO and VISX in favor of the proposed transaction. Information about the directors and executive officers of VISX and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.